SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-21061

                           NOTIFICATION OF LATE FILING

                                   FORM 10-KSB
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


(Check One):         [X] Form 10-KSB      [ ] Form 11-K         [ ] Form 20-F
                     [ ] Form 10-Q        [ ] Form N-SAR

                     For Period Ended:         December 31, 2000

         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR

                  For the Transition Period Ended:

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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

         SPEEDCOM Wireless Corporation

Address of Principal Executive Office (Street and Number):

         1748 Independence Boulevard, D-4

City, State and Zip Code:

         Sarasota, Florida 34234

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                        PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(x)        (a)      The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

(x)        (b)      The subject annual report, or semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )        (c)      The accountant's statement or other exhibit required by Rule
                    12b-25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant anticipates a material transaction to occur on or before the 15th calendar day following the prescribed due date that will have a material impact on the financial position and liquidity of the company.

As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure to the Commission and to current shareholders and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-KSB filing. The Registrant anticipates that the filing will be made as required under Rule 12b-25(b)(2)(ii).

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Jay Wright
         (941) 358-9283

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  (X)      Yes              ( )     No

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Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  ( )      Yes              (X)     No

(3) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPEEDCOM Wireless Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2001                         By: /s/ JAY O. WRIGHT
                                                  ------------------------------
                                                  Jay O. Wright
                                                  Chief Financial Officer